Rule 424(b)(3)

Registration No. 333-133208

CONOLOG CORPORATION

Supplement No. 2 dated December 1, 2006 to Prospectus dated May 5, 2006

As a result of a one-for-six reverse split of the Company’s common stock which was effected on August 4, 2006 (the “Reverse Split”), the number of shares covered by this prospectus decreased to 491,667 shares of which 166,667 shares of our common stock are issuable upon conversion of the notes (the “Note Shares”), 125,000 shares of our common stock may be issued in payment of interest due on the notes, and 200,000 shares of common stock may be issued upon the exercise of the warrants issued to the selling shareholders. As a result of the Reverse Split, the conversion price of the notes became $7.50 (“Conversion Price”) and the exercise price of the warrants became $5.7474, subject to adjustment as provided in the warrants. As previously disclosed in Supplement No. 1 dated October 13 2006 (“Supplement No. 1”), pursuant to an agreement between the Company and the selling shareholders who were parties to the January 19, 2006 Subscription Agreement, the Company reduced the warrant exercise price of the warrants to purchase 166,668 shares of the Company’s common stock held by them to $1.25 so long as such warrants were exercised by October 31, 2006, after which time the warrant exercise price would revert to $5.7474, subject to adjustment as provider in the warrants. These warrants have been exercised. As previously disclosed in Supplement No. 1, pursuant to an agreement between the Company and First Montauk Securities Corp. (the placement agent in the private placement with the selling shareholders who were parties to the January 19, 2006 Subscription Agreement) the Company reduced the exercise price of warrants to purchase an aggregate of 33,332 shares of the Company’s common stock which were issued to First Montauk Securities Corp. and/or its transferees to $1.25.

Pursuant to the January 19, 2006 Subscription Agreement, the Company has reduced the Conversion Price to $1.10 per share. Any shares in excess of the Notes Shares will not be registered under the Securities Act of 1933, as amended, and, therefore, may not be offered for sale, pledged or hypothecated in the absence of an effective registration statement or an opinion of counsel reasonably satisfactory to the Company that such registration is not required.